Matcherino, Inc.

Statement of Cash Flows Unaudited
January - December 2021

	JAN - DEC 2021	TOTAL
OPERATING ACTIVITIES		
Net Income	-1,274,070.18	$ -1,274,070.18
Adjustments to reconcile Net Income to Net Cash provided by operations:		$0.00
1200 Accounts Receivable	-103,924.14	$ -103,924.14
1400 Prepaid Expenses and Other Current Assets	17,308.69	$17,308.69
1450 Uncategorized Asset	52,951.05	$52,951.05
1510 Property and Equipment:Accumulated Depreciation	883.32	$883.32
2000 Accounts Payable	4,067.00	$4,067.00
2010 Corporate Credit Card	172.62	$172.62
2100 Accrued Payroll and Benefits	-17,453.64	$ -17,453.64
2210 Other Current Liabilities:Accrued Expenses	0.00	$0.00
2220 Other Current Liabilities:Contributions Held in Trust	307,356.50	$307,356.50
2230 Other Current Liabilities:Convertible Note Payable	-57,945.30	$ -57,945.30
2300 Unearned Revenue	-40,000.00	$ -40,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**163,416.10**	**$163,416.10**
Net cash provided by operating activities	**$ -1,110,654.08**	**$ -1,110,654.08**
FINANCING ACTIVITIES		
3530 Series A-1 Preferred Stock	829,315.93	$829,315.93
Net cash provided by financing activities	**$829,315.93**	**$829,315.93**
NET CASH INCREASE FOR PERIOD	**$ -281,338.15**	**$ -281,338.15**